BLAZNTECH, INC.

Unaudited Financial Statements For The Period of November 1, 2016 to November 30, 2016

December 7, 2016



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Blazntech, Inc.
Research Triangle Park, NC

I have reviewed the accompanying balance sheet of Company, Inc. as of November 30, 2016 , and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
December 7, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BLAZNTECH, INC.
BALANCE SHEET
NOVEMBER 30, 2016
_____

ASSETS

CURRENT ASSETS

Cash	$	100
TOTAL CURRENT ASSETS		100

NON-CURRENT ASSETS

	-
TOTAL NON-CURRENT ASSETS	-
TOTAL ASSETS	$ 100

LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY

Common Stock (10,000,000 shares authorized, 9,000,000 shares outstanding, $.00001 par value)	90
Additional Paid In Capital	10
Retained Earnings (Deficit)	-
TOTAL STOCKHOLDERS' EQUITY	100
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 100

BLAZNTECH, INC.
INCOME STATEMENT
FOR THE PERIOD NOVEMBER 1, 2016 TO NOVEMBER 30, 2016
_____

Operating Income

    Sales $ -

Gross Profit   -

Net Income Before Provision for Income Tax   -

Provision for Income Taxes   -

Net Income $ -

BLAZNTECH, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD NOVEMBER 1, 2016 TO NOVEMBER 30, 2016
_____

Cash Flows From Operating Activities

Net Income (Loss) For The Period $ -

Net Cash Flows From Operating Activities   -

Cash Flows From Financing Activities

Sale of Stock   100

Net Cash Flows From Investing Activities   100

Cash at Beginning of Period   -
Net Increase (Decrease) In Cash   100
Cash at End of Period $ 100

BLAZNTECH, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
NOVEMBER 1, 2016 TO NOVEMBER 30, 2016

_____

ORGANIZATION AND NATURE OF ACTIVITIES

Blazntech, Inc. ("the Company") produces the world's first and only Motorized Weapons Cleaning System, a pocket-sized tool that manages to quickly and effectively (without any disassembly) clean most commonly used rifles and handguns. Made from glass-reinforced nylon, assembled in the United States, and covered by a lifetime warranty, the (MWCS) is guaranteed to provide a luxurious cleaning experience. Founded by a combat veteran who personally discovered the need for such a device during his time overseas, BLAZnTECH is a veteran-owned and operated company that takes great pride in delivering its necessity-based invention to an industry that is already calling the product "a vacuum in a market full of brooms".

The Company has not commenced principal operations. Management intends to conduct an equity crowdfund offering during the fourth quarter of 2016 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax in the federal jurisdiction of the United States. The Company's 2016 federal income tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to income tax in the State of North Carolina. The Company's 2016 tax filing for the State of North Carolina will be subject to inspection by that State until expiration of the statutory period of limitations in 2021.

4

BLAZNTECH, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
_____

Revenue

The Company earned no revenue during the period ended November 30, 2016.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Licensing

The Company has an exclusive license to produce the Motorized Weapons Cleaning System ("MWCS"), its signature product, for a period of five years commencing from December of 2016. The MWCS patent is owned by a related company and is currently pending before the US Patent and Trademark Office and its international equivalents. The Company faces risk that the patent application may fail in one or more jurisdictions, which could negatively affect the Company's legal ability to be the sole provider of the MWCS.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 7, 2016, the date that the financial statements were available to be issued.